Comptroller of the Currency

Administrator of National Banks

Washington, D.C.  20219

CERTIFICATE OF CORPORATE EXISTENCE

I, John D. Hawke, Jr. Comptroller of the Currency, do hereby certify that:

1.  The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Banking Associations.

2.  "Deutsche Bank National Trust Company," Los Angeles, California, (Charter No. 18608) is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this Certificate.

IN TESTIMONY WHEREOF, I have hereunto subscribed

my name and caused my seal of office to be affixed

to these presents at the Treasury Department in the

City of Washington and District of Columbia, this

August 6, 2004.

/s/ John D. Hawke, Jr.

Comptroller of the Currency